

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Feb 25 2022 12:34PM
Original ID: 2022-001085310

Profit Corporation
Articles of Incorporation

I. The name of the profit corporation is:
    Check My Pet XP, Inc.

II. The name and physical address of the registered agent of the profit corporation is:
    1 Accurate Agent, Inc.
    810 Pony Express Rd
    Cheyenne, WY 82009

III. The mailing address of the profit corporation is:
    810 Pony Express Rd
    Cheyenne, WY 82009

IV. The principal office address of the profit corporation is:
    810 Pony Express Rd
    Cheyenne, WY 82009

V. The number, par value, and class of shares the profit corporation will have the authority to issue are:

Number of Common Shares:	Unlimited	Common Par Value:	$0.0000
Number of Preferred Shares:	Unlimited	Preferred Par Value:	$0.0000

VI. The name and address of each incorporator is as follows:
    1 Accurate Agent Inc.
    810 Pony Express Rd Cheyenne, WY 82009

Signature: *Candice Dillmon*   Date: 02/25/2022

Print Name: Candice Dillmon

Title: owner of 1 Accurate Agent Inc.

Email: 1AccurateAgentInc@gmail.com

Daytime Phone #: (307) 221-2325


☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: 1 Accurate Agent Inc.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

> W.S. 6-5-308. Penalty for filing false document.
>
> (a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:
>
> (i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;
>
> (ii) Makes any materially false, fictitious or fraudulent statement or representation; or
>
> (iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

<u>Filer Information:</u>

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Candice Dillmon*   Date: 02/25/2022

Print Name: Candice Dillmon

Title: owner of 1 Accurate Agent Inc.

Email: 1AccurateAgentInc@gmail.com

Daytime Phone #:   (307) 221-2325


Consent to Appointment by Registered Agent

1 Accurate Agent, Inc., whose registered office is located at 810 Pony Express Rd, Cheyenne, WY 82009, voluntarily consented to serve as the registered agent for Check My Pet XP, Inc. and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Candice Dillmon*   Date: 02/25/2022

Print Name: Candice Dillmon

Title: owner of 1 Accurate Agent Inc.

Email: 1AccurateAgentInc@gmail.com

Daytime Phone #:   (307) 221-2325

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Check My Pet XP, Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this 25th day of February, 2022 at 12:34 PM.

Remainder intentionally left blank.



Filed Date: 02/25/2022

Secretary of State

Filed Online By:

Candice Dillmon

on 02/25/2022